EXHIBIT 99.1
High Point Resources Inc.
Consolidated Financial Statements
December 31, 2004, 2003 and 2002

AUDITORS’ REPORT
To the Directors of
High Point Resources Inc.
We have audited the consolidated balance sheets of High Point Resources Inc. as at December 31, 2004, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
“signed “Ernst & Young LLP”

Calgary, Canada
November 7, 2005	Chartered Accountants

High Point Resources Inc.
Consolidated Balance Sheets
As at December 31, 2004

		2003	2002
	2004	$	$
	$	(Restated - note 2)	(Restated - note 2)
Assets (note 7)

Current assets
Cash and cash equivalents	—	2,148,978	2,156,724
Accounts receivable	9,951,298	7,705,266	3,401,029
Prepaid expenses and deposits	678,580	735,127	860,234

	10,629,878	10,589,371	6,417,987

Goodwill (note 3)	14,674,423	14,588,938	—

Property and equipment (note 5)	168,059,132	126,635,044	46,053,181

	193,363,433	151,813,353	52,471,168

Liabilities

Current liabilities
Bank indebtedness	131,433	—	—
Accounts payable and accrued liabilities	22,502,551	20,595,297	14,240,675
Short-term debt (note 7)	—	10,000,000	—
Bank debt (note 7)	50,000,000	20,000,000	—

	72,633,984	50,595,297	14,240,675

Convertible debentures (note 8)	—	2,917,967	2,843,607

Asset retirement obligation (note 6)	1,793,436	1,521,265	867,781

Future tax liability (note 10)	30,631,057	29,836,165	10,779,800

	105,058,477	84,870,694	28,731,863

Commitments (notes 11 and 12)

Shareholders’ Equity

Share capital (note 9)	91,151,899	73,185,579	31,626,326

Contributed surplus (note 9)	1,559,609	—	—

Common stock conversion rights (note 9)	—	223,993	223,993

Deficit	(4,406,552)	(6,466,913)	(8,111,014)

	88,304,956	66,942,659	23,739,305

	193,363,433	151,813,353	52,471,168

Approved by the Board of Directors

“signed”	“signed”

Director	Director

High Point Resources Inc.
Consolidated Statements of Operations and Deficit
For the years ended December 31, 2004

		2003	2002
	2004	$	$
	$	(Restated - note 2)	(Restated - note 2)
Revenue
Petroleum and natural gas	44,111,853	28,761,159	13,688,102
Royalties, net of ARTC	(10,881,856)	(7,698,531)	(3,212,746)
Transportation expense	(2,331,701)	(1,650,486)	—

Petroleum and natural gas sales, net after royalties and transportation	30,898,296	19,412,142	10,475,356
Other income	44,758	124,500	55,491

	30,943,054	19,536,642	10,530,847

Expenses
Operating	3,961,903	3,798,875	3,164,952
Asset retirement accretion (notes 2 and 3)	111,949	69,422	61,987
General and administration	2,661,482	2,422,049	1,598,907
Stock-based compensation (notes 2 and 9)	604,294	—	—
Depletion, depreciation and site restoration	17,324,922	12,339,486	10,113,223
Interest	1,885,310	1,016,397	651,314
Accretion on debentures	20,508	74,360	—

	26,570,368	19,720,589	15,590,383

Earnings (loss) from operations	4,372,686	(183,947)	(5,059,536)

Loss on sale of assets (note 5)	—	—	(6,437,311)

Earnings (loss) before income taxes	4,372,686	(183,947)	(11,496,847)

Provision for (recovery of) income taxes (note 10)
Current	268,787	351,935	244,325
Future	1,088,223	(2,179,983)	(4,693,212)

	1,357,010	(1,828,048)	(4,448,887)

Net earnings (loss)	3,015,676	1,644,101	(7,047,960)

Deficit — Beginning of year	(6,466,913)	(8,111,014)	(1,063,054)

Retroactive application of change in accounting policy (note 2)	(955,315)	—	—

Deficit — End of year	(4,406,552)	(6,466,913)	(8,111,014)

Net earnings per share (basic and diluted) (note 9)	0.04	0.03	(0.26)

High Point Resources Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2004

		2003	2002
	2004	$	$
	$	(Restated - note 2)	(Restated - note 2)
Cash provided by (used in)

Operating activities
Net earnings (loss)	3,015,676	1,644,101	(7,047,960)
Items not affecting cash
Depletion, depreciation and site restoration	17,324,922	12,339,486	10,113,223
Future income taxes	1,088,223	(2,179,983)	(4,693,212)
Accretion on debentures (note 8)	20,508	74,360	67,600
Asset retirement accretion (notes 2 and 6)	111,949	69,422	61,987
Stock-based compensation (notes 2 and 9)	604,294	—	—
Loss on sale of assets	—	—	6,437,311

	22,165,572	11,947,386	4,938,949
Change in non-cash working capital related to operating activities	(2,026,759)	(5,659,973)	(174,806)

	20,138,813	6,287,413	4,764,143

Financing activities
Increase (decrease) in bank debt	30,000,000	20,000,000	(12,380,500)
Issue of common shares	14,175,521	39,535,537	9,703,956
Increase (decrease) in short-term debt	(10,000,000)	10,000,000	—
Share purchase notes receivable (note 9)	—	—	(200,000)
Proceeds from notes receivable (note 9)	335,000	450,000	60,000

	34,510,521	69,985,537	(2,816,544)

Investing activities
Additions to property and equipment	(62,972,499)	(51,517,139)	(19,724,115)
Abandonment costs	(226,674)	(512,296)	—
Acquisition of oil and gas properties	—	—	(3,699,813)
Acquisition of company (note 3 and 4)	—	(28,659,909)	(929,772)
Cash assumed on acquisition	—	—	1,637,585
Proceeds on sale of oil and gas properties (note 5)	4,600,623	3,247,929	16,990,611
Working capital assumed on acquisition of company (note 3 and 4)	(75,723)	(6,674,740)	—
Change in non-cash working capital related to investing activities	1,744,528	7,835,459	5,592,506

	(56,929,745)	(76,280,696)	(132,998)

Increase (decrease) in cash	(2,280,411)	(7,746)	1,814,601

Cash (bank indebtedness) — Beginning of year	2,148,978	2,156,724	342,123

Cash (bank indebtedness) — End of year	(131,433)	2,148,978	2,156,724

Supplementary information
Cash interest paid	1,885,310	1,016,397	583,714
Cash taxes paid	268,787	351,935	244,325

High Point Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2004
1	Description of business

High Point Resources Inc. (hereinafter “High Point” or the “Corporation”) is incorporated under the Business Corporations Act of Alberta and its principal business activity is petroleum and natural gas exploration development and production in western Canada. High Point is listed on the TSX Exchange under the symbol “HPR”.

2	Significant accounting policies

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries.

The consolidated financial statements which have been prepared in accordance with Canadian generally accepted accounting principles, have in management’s opinion been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below:

Cash and cash equivalents

Short-term investments with initial maturities less than three months are considered to be cash equivalents and are recorded at cost, which approximates fair market value.

Property and equipment
a)	Petroleum and natural gas properties and related equipment

The Corporation follows the full-cost method of accounting whereby all costs related to the exploration for and development of petroleum and natural gas reserves, whether productive or unproductive, are capitalized in one Canadian cost centre. Such costs include land acquisition, drilling, equipping, geological and geophysical and overhead expenses related to exploration and development activities. These costs are depleted on the unit-of-production method using estimated gross proven petroleum and natural gas reserves as determined by independent professional engineers. Petroleum and natural gas reserves are converted to a common unit of measure on an energy equivalent basis of six mcf of gas to one barrel of oil. Costs of acquiring and evaluating unproven properties are excluded from depletion calculations until it is determined whether or not proved reserves are attributable to the properties or impairment occurs.

Proceeds from the sale of petroleum and natural gas properties and related equipment are applied against capitalized costs, with no gain or loss recognized, unless such a sale would result in a change in the rate of depletion of 20% or more.

High Point Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2004
b)	Ceiling test

Effective January 1, 2004, the Corporation adopted the new CICA accounting guideline for full cost accounting as per CICA accounting guideline 16. Under the new guideline, future net revenues from “total proved reserves” used in the “ceiling test” calculation are estimated using expected future product prices and costs (“escalating”), whereas prior to the adoption, constant pricing was used. Future general and administrative, and financing charges, associated with the future net revenues are no longer deducted in arriving at the “ceiling” value. Where a ceiling test failure occurs, “probable” reserve values may now be included in determining the impairment amount which is based on the fair value of the associated reserves.

The adoption of the new guideline has resulted in no change to net income, fixed assets or other reported amounts in the consolidated financial statements.

c)	Office furniture, equipment and other

In 2004, office furniture, equipment and other assets are recorded at cost and depreciated on a declining balance basis at rates varying from 20 to 30 percent. Prior to 2004, these costs were depreciated on a straight-line basis over their estimated useful lives of three to five years.
Asset retirement obligation

In 2004, the Corporation adopted the new CICA accounting standard for asset retirement obligations. The standard requires the recognition and measurement of liabilities related to the legal obligation to abandon and reclaim property, plant and equipment upon acquisition, construction, development and/or normal use of the asset. The initial liability must be measured at fair value and subsequently adjusted for the accretion of discount and changes in the fair value. The asset retirement cost is capitalized as part of property and equipment and depleted into earnings over time. The adoption of the standard has been applied retroactively with restatement of prior periods and the impact is outlined below:
Balance sheet as at December 31,

	2003	2002
	$	$
Increase (decrease) in:
Asset retirement costs included in property and equipment	1,451,843	414,685
Accumulated amortization of costs included in property and equipment	90,480	—
Asset retirement obligation	1,521,265	867,781
Future site restoration and abandonment costs	(451,886)	(590,828)
Retained earnings (deficit)	291,984	137,732

High Point Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2004
Income statement for the year ended December 31,

	2003	2002
	$	$
Increase (decrease) in:
Accretion expense	69,422	61,987
Depletion and depreciation	90,480	80,790
Provision for future site restoration and abandonment	(314,154)	(280,509)
Net earnings	154,252	137,732
Net earnings per share	0.00	0.01
Revenue recognition

Petroleum and natural gas sales are recognized when commodities are sold.

Transportation expenses

Transportation expenses to move gas to the inlet to the Nova pipeline system are recorded as a reduction in the sales revenue.

Joint interests

Some of the Corporation’s petroleum and natural gas activities are conducted jointly with others. These consolidated financial statements reflect only the Corporation’s proportionate interest in such activities.

Measurement uncertainty

The amounts recorded for depletion and depreciation of property and equipment, the asset retirement obligation, and the ceiling test calculation are based on estimates of proven reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant.

Income taxes

The liability method is used in accounting for income taxes. Under this method, future income tax assets and liabilities are recognized based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change occurs.

High Point Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2004
Flow-through shares

The Corporation has financed a portion of its exploration and development activities through the issuance of flow-through shares. Under the terms of the flow-through share agreements, the tax attributes of the related expenditures are renounced to subscribers. To recognize the foregone tax benefits to the Corporation, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers when the renouncements are filed.

Financial instruments

The Corporation periodically enters into commodity price derivative instruments to reduce the Corporation’s exposure to adverse fluctuations in commodity prices. No contracts are entered into for trading or speculative purposes. Gains and losses relating to commodity swaps that meet hedge criteria are recognized as part of petroleum and natural gas revenue concurrently with the hedged transaction.

Financial instruments recognized on the balance sheet include cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable, short-term debt, bank debt and convertible debentures. As at December 31, 2004, 2003 and 2002 there are no significant differences between the carrying amounts reported on the balance sheet and their estimated fair values.

Stock-based compensation

Effective January 1, 2004, the Corporation adopted the new CICA accounting standard for stock-based compensation. The standard requires the recognition of stock-based compensation expense for all employees and non-employees using the fair value method with recognition of compensation awards as an expense. The Corporation adopted the new accounting policy in 2004 on a retroactive basis with no restatement of prior periods. Accordingly on January 1, 2004 the accumulated deficit and share capital were increased by $955,315 to reflect the cumulative effect on the change on prior periods. The Black-Scholes option pricing model has been used to calculate the fair value of the stock options granted.

Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is not amortized and is assessed by the Corporation for impairment at least annually. Impairment is assessed based on a comparison of fair value of the net assets acquired to the carrying value of the net assets, including goodwill. Any excess of carrying value over and above fair value is the impairment amount, and is charged to earnings in the period identified.

High Point Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2004
3	Acquisition of Glacier Ridge Resources Ltd.

On July 15, 2003, the Corporation acquired all of the issued and outstanding shares of Glacier Ridge Resources Ltd. (“Glacier”). The Glacier acquisition was accounted for by the purchase method and shares were acquired for an aggregate of:
a)	$28.5 million in cash and transaction costs of $159,909;

b)	$10.5 million payable by the issuance of 6,562,504 common shares of High Point at a deemed value of $1.70 per common share; and

c)	non-interest bearing promissory notes due August 31, 2004 in an aggregate amount equal to a portion of the difference in reserve value of Glacier’s properties on July 1, 2004 compared with April 1, 2003, and which was not to exceed $4.2 million. On the date of acquisition, no value was assigned to the notes as the amount could not be quantified. Glacier’s bank debt and working capital deficit, totalling approximately $6.79 million, were assumed in the acquisition. At August 31, 2004, the promissory notes expired with no additional reserve value attributed to the Glacier properties during the agreement period ended July 1, 2004.
In 2004, the Corporation increased goodwill by $85,485 to reflect an increase in Glacier Ridge’s pre-acquisition working capital deficit and an adjustment to the carrying value of property, plant and equipment.

$
Calculation of purchase price
Fair value of cash and shares issued	39,656,257
Transaction costs	159,909

39,816,166

Allocation of purchase price
Goodwill	14,674,423
Property, plant and equipment	43,605,213
Working capital deficit and debt	(6,750,463)
Future site restoration	(59,199)
Future income tax	(11,653,808)

39,816,166

High Point Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2004
4	Acquisition of Mesquite Exploration Ltd.

On June 19, 2002, by plan of arrangement (Arrangement), High Point acquired all of the issued and outstanding shares of Mesquite Exploration ltd. (Mesquite), an oil and natural gas company. In addition, each Mesquite warrant was converted into a High Point warrant and the 524,468 Mesquite options not exercised were converted into High Point options. Immediately following the acquisition, High Point, (then High Point Energy Corp.) consolidated its shares on a one to three basis and changed its name to High Point Resources Inc.

As a result of the Arrangement, the former shareholders of Mesquite acquired control of High Point. Accordingly, the transaction was accounted for as a reverse takeover whereby Mesquite was deemed to be the acquirer of High Point for accounting purposes.

The acquisition has been accounted for using the purchase method with the results of operations included in the consolidated financial statements from the closing date of the acquisition. The estimated fair value of the acquisition was $11,890,634 based upon the issuance of 11,890,634 shares. The determination of the $1.00 per share value was based upon the fair value of Mesquite’s net assets at the date of acquisition. The fair value of the purchase consideration has been allocated to High Point’s assets and liabilities as follows:

$
Calculation of purchase price
Fair value of shares issued	11,890,634
Transaction costs	929,772

12,820,406

$
Allocation of purchase price
Property and equipment	20,815,324
Cash	1,637,585
Working capital excluding cash	(2,318,436)
Future site restoration and abandonment costs	(30,160)
Future income tax	(7,283,907)

12,820,406

High Point Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2004
5	Property and equipment

	2004
		Accumulated
		depreciation and
	Cost	depletion	Net
	$	$	$
Petroleum and natural gas properties and related equipment	217,880,920	50,048,221	167,832,699
Office furniture, equipment and other	576,429	349,996	226,433

	218,457,349	50,398,217	168,059,132

	2003
		Accumulated
		depreciation and
	Cost	depletion	Net
	$	$	$
Petroleum and natural gas properties and related equipment	159,229,615	32,782,610	126,447,005
Office furniture, equipment and other	576,576	388,537	188,039

	159,806,191	33,171,147	126,635,044

	2002
		Accumulated
		depreciation and
	Cost	depletion	Net
	$	$	$
Petroleum and natural gas properties and related equipment	59,037,158	13,149,712	45,887,446
Office furniture, equipment and other	407,993	242,258	165,735

	59,445,151	13,391,970	46,053,181

On January 28, 2004, the Corporation sold its interest at Wembley, Alberta, for net proceeds of $1,086,623 and on November 1, 2004, the Corporation sold its interest at Alexander/Newton, Alberta for proceeds of $3,514,000. No gain or loss was recognized on these disposals.

High Point Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2004
On December 1, 2003, the Corporation sold its interest at Progress and Monitor Alberta, as well as its heavy oil properties at Lloydminster, Saskatchewan for net proceeds of $2,535,948. In addition, various other minor interests were sold for proceeds of $711,981 in 2003.

During 2004, $258,741 of general and administrative expenses were capitalized (nil in 2003 and 2002).

At December 31, 2004, carrying costs of $13,500,891 (2003 — $8,050,497; 2002 — $4,756,334) related to unproven properties have been excluded from the depletion calculation.

At December 31, 2004, property, plant and equipment includes costs of $1,571,759 related to the asset retirement obligation (net of depletion). Actual abandonment costs for 2004 were $226,674 (2003 — $512,296).

On January 1, 2002, the Corporation acquired the crude oil and natural gas assets of a related company for cash of $3,699,813 and the issuance of a $3,000,000 convertible debenture (note 8). The cash component of the acquisition was financed through an increase in revolving demand loans of $3,000,000 and $699,813 from working capital.

On July 31, 2002, the Corporation closed the disposition of certain oil and gas properties for proceeds of $15,641,289. The net book value of the sold properties was determined based upon relative reserves at the date of disposition and resulted in the recognition of a loss on sale of $6,437,311.

6	Asset retirement obligation

The Corporation’s asset retirement obligations result from net ownership interests in oil and gas assets. The total estimated undiscounted cash flows required to settle these asset retirement obligations is approximately $3.8 million which will be incurred during 2004 and 2024. A credit adjusted risk free rate of 4.5% and an inflation rate of 2.1% were used to calculate the fair value of the obligation.

	2004	2003	2002
	$	$	$
Balance — beginning of year	1,521,265	867,781	495,012
Liabilities incurred	386,896	1,096,358	625,400
Accretion expense	111,949	69,422	61,987
Liabilities settled	(226,674)	(512,296)	(314,618)

Balance — end of year	1,793,436	1,521,265	867,781

High Point Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2004
7	Loans

At December 31, 2004, the Corporation has a revolving term credit facility with a Canadian chartered bank. The facility consists of two parts, Part A is for $54,000,000 with interest at the bank’s prime rate plus 0.25%, and Part B is for an additional $6,000,000 with interest at the bank’s prime rate plus 1.25%. Collateral for the facility consists of a demand debenture for $100,000,000 secured by a first floating charge over all assets. At December 31, 2004, $50,000,000 was drawn against the credit facility. The Corporation had additional financing by way of a “Secured Development Bridge Facility” set up with a Canadian lending corporation. This facility provided $10,000,000 on November 17, 2003 with an additional $5,000,000 drawn on January 28, 2004. The effective interest rate was at bank prime plus 3% and the maturity date was January 1, 2005. In addition, the lender was granted a 5% gross overriding royalty (“GOR”) on selected future development projects, reducing to a 1.6% GOR upon prepayment of the loan. On July 21, 2004, the Corporation repaid the $15,000,000 “Secured Development Bridge Facility”. In doing so, the Gross Overriding Royalty which was placed on specific development projects during the loan period, was fixed at 1.6%. On December 2, 2004 a standby “Secured Development Bridge Facility” was set up with a Canadian lending corporation. The facility would allow for up to two drawdowns before March 31, 2005 for a minimum of $7,500,000 on the first drawdown, and to a maximum of $15,000,000 combined. Interest would be paid at bank prime plus 3.25%. As of December 31, 2004, the facility has not been activated and no amount has been drawn against it.

On March 4, 2005, the first drawdown of $7,500,000 on the bridge facility occurred, with a second draw planned before the end of March 2005. For the year ended December 31, 2004, the effective interest rate on all borrowings was 4.4% (4.7% in 2003).

8	Convertible debentures

The Corporation had convertible debentures outstanding of $3,000,000 at December 31, 2003. Pursuant to the terms of the debentures, the holders exercised their right to convert the debentures into common shares at $1.60 per share prior to March 31, 2004 (see note 9(i)). Interest on the debentures was payable quarterly at an annual rate of 7%. For the first quarter of 2004, the Corporation incurred interest expense of $48,818 on the debentures plus non-cash financing charges of $20,508 related to the accretion of the discount on the debentures.

High Point Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2004
9	Share capital

Authorized Unlimited number of voting common shares with no par value Unlimited number of non-voting preferred shares issuable in series

Issued and outstanding common shares

	Number of	Amount
	shares	$
Balance at December 31, 2001	18,722,993	11,898,863
Tax benefits renounced — flow-through shares	—	(2,019,549)
Issued on acquisition of Mesquite (notes 4 and (i))	11,890,634	11,890,634
Issued for cash on exercise of stock options	204,191	140,215
Issue of flow-through common shares for cash (iii)	8,548,332	10,258,001
Share issue costs, net of tax of $292,422	—	(401,838)
Notes receivable (iv)	—	(200,000)
Repayments of notes receivable	—	60,000

Balance at December 31, 2002	39,366,150	31,626,326
Issue of common shares for cash (iii)	7,634,207	11,069,600
Issue of acquisition of Glacier (vi)	15,937,504	26,156,257
Issued for cash on exercise of stock options	331,667	208,500
Issue of flow-through common shares for cash (iii)	7,200,000	16,000,000
Share issue costs, net of tax of $1,117,595	—	(1,624,969)
Tax benefits renounced on flow-through shares (iii)	—	(10,700,135)
Repayment of notes receivable (iv)	—	450,000

Balance at December 31, 2003	70,469,528	73,185,579
Conversion of debentures (ii)	1,875,000	3,162,468
Issued for cash on exercise of stock options	171,668	151,511
Share issue costs, net of tax of $343,761	—	(678,729)
Repayment of notes receivable (iv)	—	335,000
Issue of common shares for cash (iii)	3,870,000	7,546,500
Issue of flow-through common shares for cash (iii)	3,000,000	7,500,000
Tax benefits renounced on flow-through shares (iii)	—	(50,430)

Balance at December 31, 2004	79,386,196	91,151,899

High Point Resources Inc. Notes to Consolidated Financial Statements December 31, 2004
i)	The shares issued on acquisition of Mesquite are recorded net of the non-interest bearing notes receivable of High Point of $1,200,000. In 2001, High Point issued advances to certain officers, or companies controlled by them, for purposes of purchasing, in aggregate, 1,000,000 shares. The loans have full recourse, with the shares pledged to the Corporation as collateral. The loans are evidenced by promissory notes and are repayable as follows: 2005 — $235,000 and 2006 — $480,000. For purposes of these consolidated financial statements, the shares purchased with the proceeds of the notes will not be considered to be outstanding and reflected in share capital until the notes are repaid and accordingly, the aggregate amount outstanding on these notes has been recorded as a reduction of the shares issued on acquisition.

ii)	As described in note 8, the convertible debentures were converted to shares in the first quarter 2004. 1,875,000 shares at $1.60 per share were issued in exchange for retirement of the debenture liability. The carrying value of the debentures prior to conversion was $2,938,475. In addition, the $223,993 equity component representing the holders’ conversion rights based upon fair value of the debentures at the time of issue, was applied to share capital.

iii)	In May 2004, the Corporation issued 3,870,000 common shares at $1.95 per share for proceeds of $7,546,500 and 3,000,000 flow-through shares at $2.50 per share for proceeds of $7,500,000. The Corporation renounced $150,000 to the shareholders at June 30, 2004 and the balance in January 2005 having expended $6,300,000 in exploratory costs relating to this issue in 2004, and under the “look back” provision governing flow-through shares, will be required to expend the balance of $1,200,000 prior to December 31, 2005. The aggregate tax benefit lost by the Corporation is $2,521,500 at current tax rates.

On October 31, 2002, the Corporation issued 8,548,332 flow-through shares for proceeds of $10,258,001 less issue costs of $694,260. The Corporation renounced $10,258,001 to shareholders in 2002 and expended the full amount in 2003. The taxable benefit lost to the Corporation in 2003 was $4,180,135. On March 12, 2003, the Corporation issued 7,634,207 common shares at $1.45 per share for proceeds of $11,069,600 less issue costs of $749,200.

On June 24, 2003, the Corporation issued 4,000,000 flow-through shares at $2.00 per share for proceeds of $8,000,000 less issue costs of $497,500.

On December 23, 2003, the Corporation issued 3,200,000 flow-through shares at $2.50 per share for proceeds of $8,000,000 less issue costs of $497,500.

At December 31, 2004 all of the $16,000,000 in exploratory costs required to be expended under the 2003 flow-through share offerings had been incurred. These costs were renounced to shareholders in 2003. The tax benefit lost to the Corporation in 2003 was $6,520,000.

High Point Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2004
iv)	Interest free loans were issued by the Corporation in 2001 and 2002 to certain officers and an employee for the purpose of purchasing shares of the Corporation. The loans are evidenced by promissory notes and the shares are pledged to the Corporation as collateral. The shares are being held in trust, to be released as the loans are repaid. During 2004, $335,000 of such loans were repaid (2003 — $450,000) and at December 31, 2004, $555,000 remains outstanding. The market value of the shares held as collateral at December 31, 2004 was $805,329.

v)	As described in note 2, the Corporation adopted a new accounting policy with respect to stock-based compensation in 2004. The effect on contributed surplus at January 1, 2004 for retroactively adopting the standard without restatement of prior periods was $955,315. The stock-based compensation expense for 2004 was $604,294 and was applied to contributed surplus.

vi)	On July 15, 2003, the Corporation issued 9,375,000 common shares at $1.60 per share for proceeds of $15,000,000, which proceeds were used in the acquisition of Glacier. A further 6,562,504 common shares were issued at a deemed value of $1.70 per share as part of the consideration paid for the acquisition of Glacier. Share issue costs of $998,364 were incurred in relation to this issue.
Stock options

The Corporation has established a stock option plan whereby options may be granted to the Corporation’s directors, officers and employees for up to 10% of the common shares issued and outstanding. The exercise price of each option equals the market price of the Corporation’s stock on the date of the grant and an option’s maximum term is five years. The stock options vest one-third immediately, one-third after one year following the date of grant and one-third two years following the date of grant. A compensation expense of $604,294 was recognized in 2004 under the plan. The following table is a continuity of stock options outstanding for which shares have been reserved.

	2004		2003		2002
		Weighted-average		Weighted-average		Weighted-average
	Number of	exercise price	Number of	exercise price	Number of	exercise price
	options	$	options	$	options	$
Outstanding — Beginning of year	3,350,002	1.25	2,696,669	1.05	1,048,339	0.82
Mesquite options (note 4)	—	—	—	—	524,468	0.78
Granted	2,215,000	1.84	985,000	1.60	1,611,666	1.20
Exercised	(171,668)	0.88	(331,667)	0.63	(204,191)	0.69
Expired	(36,000)	2.35	—	—	(283,613)	—

Outstanding — End of year	5,357,334	1.50	3,350,002	1.25	2,696,669	1.05

Exercisable — End of year	3,576,196	1.35	2,151,528	1.16	1,452,138	0.96

High Point Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2004

	Options outstanding			Options exercisable
		Weighted average	Weighted average		Weighted average
	Number	remaining term	exercise	Number	exercise
Range of exercise prices	outstanding	(years)	price	exercisable	price
$0.30 - $0.69	150,001	1.5	$0.39	150,001	$0.39
$0.90 - $1.05	241,667	0.7	$1.00	241,667	$1.00
$1.20 - $1.20	1,801,666	2.4	$1.20	1,801,666	$1.20
$1.58 - $1.80	2,708,000	4.2	$1.74	1,230,877	$1.66
$2.06 - $2.35	456,000	4.2	$2.19	151,985	$2.19

	5,357,334	3.4		3,576,196	$1.35

The fair value of the options granted during the year was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following assumptions for 2004: risk-free interest rate of 3.5% — 3.9%; dividend yield of 0%; volatility factor of the market price of the Corporation’s common shares of 36% — 40%; and an average expected life of the options of three years. For purposes of pro-forma disclosure, the estimated fair values of the options is amortized to expense over the option vesting periods. On a pro-forma basis, had the fair value method been used in 2003 and 2002, the net loss for the year ended December 31, 2003 and 2002, would be increased by $81,894 and $445,736 respectively. Basic and diluted net loss per share would be unchanged for 2003 and decreased by $0.02 for 2002.

Earnings per share

The Corporation utilizes the treasury stock method in the determination of diluted per share amounts. Under this method, the diluted weighted average number of shares is calculated assuming the proceeds that arise from the exercise of outstanding and in the money options are used to purchase common shares of the Corporation at their average market price for the period. The weighted average number of common shares outstanding during the year was 75,766,587 (2003 — 55,329,790; 2002 — 26,719,775) and 77,130,290 diluted (2003 — 56,246,310; 2002 — 27,228,230).

High Point Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2004
10	Future income taxes

The components of the future income tax liability are as follows:

	2004	2003	2002
	$	$	$
Differences between tax base and reported amounts for depreciable assets	26,356,290	35,328,662	12,946,625
Benefit of non-capital losses	(2,173,703)	(2,983,032)	(930,166)
Benefit of attributed crown royalty income	(823,573)	(596,582)	(566,272)
Share issue costs	—	(1,586,944)	(483,744)
Provision for future site restoration and abandonment costs	—	(325,939)	(186,643)
Partnership deferral	7,272,043	—	—

	30,631,057	29,836,165	10,779,800

The total income taxes are different than the amount computed by applying the combined Canadian federal and provincial corporate tax rates of 38.87% (2003 — 40.75%; 2002 — 42.12%) to the earnings (loss) before taxes. The majority of these differences are explained as follows:

	2004	2003	2002
	$	$	$
Expected tax	1,707,971	(137,816)	(4,900,485)
Add (deduct) income tax effect of:
Non-deductible crown royalties, net of ARTC	2,372,622	2,042,346	1,011,119
Resource allowance	(1,784,332)	(1,510,154)	(484,141)
Attributed Royalty Income carryforward	(153,734)	(99,052)	(178,175)
Income tax rate reduction	(1,007,349)	(2,462,910)	(75,576)
Non-taxable or non-deductible items	247,686	(58,020)	—
Part XII.6 tax	162,016	63,893	98,562
Large corporation tax	106,771	288,043	53,088
Other	(294,641)	45,622	26,721

	1,357,010	(1,828,048)	(4,448,887)

11	Commitments

The Corporation has entered into lease arrangements for office space to April 30, 2006. The future minimum lease payments total $465,527 (2005 — $328,607 and 2006 — $136,920).

High Point Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2004
12	Financial instruments

Gas hedging

Period	Volume hedged	AECO price

Nov. 1, 2004 — Mar. 31, 2005	3,000 GJ/day (2.9 mmcf/d)	$7.90/GJ ($8.32/mcf)
Nov. 1, 2004 — Mar. 31, 2005	3,000 GJ/day (2.9 mmcf/d)	$8.01/GJ ($8.41/mcf)
Nov. 1, 2004 — Mar. 31, 2005	2,000 GJ/day (1.9 mmcf/d)	$8.58/GJ ($9.01/mcf)
Apr. 1, 2005 — Oct. 31, 2005	6,000 GJ/day (5.7 mmcf/d)	$6.95/GJ ($7.30/mcf)
The estimated fair value of the Corporation’s commodity hedging contracts at December 31, 2004 was $958,980, being the amount the Corporation would gain if it sold off its position.

13	Subsequent events

Effective January 1, 2005, the Corporation purchased the rights to the Gross Overriding Royalty for the Desan area of northeast British Columbia for $590,000. The Gross Royalty had been part of the Bridge Financing Facility set up in 2003, as described under note 7.

An agreement is in place whereby the Corporation’s interests at Medicine Lodge will be sold effective March 31, 2005 for proceeds of $2.6 million.

On February 24, 2005, the Corporation entered into a natural gas swap and matching physical sale with a major Canadian marketer, fixing the price on 3,000 GJ per day of natural gas at $6.82 per GJ for the period April 1, 2005 through October 31, 2005.

14	Differences between Generally Accepted Accounting Principles in Canada and the United States of America

The Corporation’s consolidated financial statements have been prepared in Canadian Dollars and in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), which differ in some respects from those in the United States of America (“U.S. GAAP”). Any differences in accounting principles as they pertain to the consolidated financial statements as at December 31, 2004, 2003, and 2002 and for each of the years in the three year period ended December 31, 2004 were insignificant except as described below:

High Point Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2004
a)	Property and equipment

Under Canadian GAAP, the Corporation performs an impairment test that limits the capitalized costs of its oil and natural gas assets to the discounted estimated future net revenue from proved and probable oil and natural gas reserves using forecasted prices plus the costs of unproved properties less impairment. The discount rate used is a risk free interest rate. Under U.S. GAAP, the full cost method of accounting for oil and natural gas activities require the Corporation to perform an impairment test using after tax future net revenue from proved oil and natural gas reserves discounted at 10%. The prices and costs used under the U.S. GAAP ceiling test are those in effect at year-end. Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion will differ in the year and subsequent years.

There were ceiling test impairments recognized under U.S. GAAP at December 31, 2004, 2003, 2002 and 2001. At December 31, 2004 High Point realized a U.S. GAAP ceiling test write-down of $19.3 million ($12.8 million after tax); at December 31, 2003 a write-down of $8.1 million ($5.1 million after tax); at December 31, 2002 a write-down of $3.9 million ($2.4 million after tax); at December 31, 2001 a write-down of $1.5 million ($0.9 million after tax).

As a result of the write-downs, the depletion expense under U.S. GAAP was different as follows: at December 31, 2004 a decrease of $1.4 million; at December 31, 2003 a decrease of $0.7 million; at December 31, 2002 a decrease of $0.3 million.

b)	Financial instruments

Prior to the Corporation adopting AcG-13 in 2004 for Canadian GAAP purposes, a difference existed in that under U.S. GAAP, SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” requires that all derivative instruments be recorded on the consolidated balance sheet as either an asset or liability measured at fair value, and requires that changes in fair value be recognized in income unless specific hedge accounting criteria are met. Hedge accounting requires that an entity formally document, designate and assess the effectiveness of derivative instruments before it can use this accounting treatment.

At December 31, 2004 and 2003 for U.S. GAAP purposes, the Corporation recognized the positive fair value of outstanding financial instruments of $1.0 million ($0.6 million after tax) and nil, respectively. The financial instruments were not formally documented and designated as hedging relationships for U.S. GAAP and as such were not eligible for hedge accounting treatment. The Corporation did not have any derivative instruments or hedging contracts outstanding at December 31, 2002.

c)	Stock-based compensation

Prior to 2004, the Corporation accounted for stock-based compensation under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based compensation costs were reflected in the 2003 and 2002 net earnings for options granted to employees, as all options granted to employees had an exercise price equal to the market value of Corporation shares on the date of grant.

High Point Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2004
Effective January 1, 2004, the Corporation adopted the fair value recognition provisions of SFAS 123, “Accounting for Stock-Based Compensation”. Under the modified prospective method of adoption selected by the Corporation, compensation cost recognized in 2004 is the same as that which would have been recognized had the recognition provisions of SFAS 123 been applied from its original effective date. Results for prior years have not been restated.

Under Canadian GAAP, on January 1, 2004 the Corporation adopted similar standards as SFAS 123. On adoption in 2004, $1.0 million of accumulated stock-based compensation expense for the period from January 1, 2002 to the date of adoption was charged to accumulated earnings and an offsetting decrease entered to shareholders equity. Under U.S. GAAP there is no such charge.

The following table illustrates the effect on net earnings and earnings per share if the fair value based method had been applied to all outstanding and unvested awards to employees in each period.

	2003	2002
	$	$
Net earnings as reported	(2,837)	(9,404)
Less: Total stock-based employee compensation expense determined under fair value based method for all awards	(82)	(446)

Pro forma net earnings	(2,919)	(9,850)

Earnings per share
Basic — as reported	(0.05)	(0.35)
Basic — pro forma	(0.05)	(0.37)
Diluted — as reported	(0.05)	(0.35)
Diluted — pro forma	(0.05)	(0.37)
d)	Earnings

Under U.S. GAAP interest and amortization of deferred financing charges would be presented in the non-operating section of the statement of earnings.

e)	Comprehensive Income

There are no items that would be part of Comprehensive Income other than net income.

f)	Asset Retirement Obligations (“ARO”)

Effective January 1, 2004, the Corporation retroactively adopted the Canadian standards for accounting for asset retirement obligations and prior periods were restated. These standards are equivalent to SFAS No. 143, Accounting for Asset Retirement Obligations, for fiscal periods beginning on or after January 1, 2003 except that the transitional provisions between Canadian and U.S. GAAP differ, as Canadian GAAP requires a restatement of comparative amounts whereas U.S. GAAP does not allow restatement.

High Point Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2004
The adoption of SFAS 143 in 2003 resulted in a cumulative effect of change in accounting principle in the consolidated statement of earnings of an increase of $0.1 million. Under the U.S. GAAP accounting rules, the Corporation’s 2002 results would have been as follows:

$
Net earnings — U.S. GAAP
As reported	(9,404)
Cumulative effect of change in accounting principle	—
Depreciation, depletion, amortization and accretion, net of tax	(138)

Adjusted	(9,542)

Earnings per share
Basic — as reported	(0.35)
Adjusted	(0.36)
Diluted — as reported	(0.35)
Adjusted	(0.36)
Had SFAS 143 been applied during all periods presented, the asset retirement obligation would have been reported as follows for U.S. GAAP:

$
December 31, 2002	868
December 31, 2003	1,521
In September 2004, the SEC issued SAB 106 concerning SFAS 143. The bulletin outlines the requirement to eliminate the impact of asset retirement from the estimated present value of net revenues prior to conducting the ceiling test calculation. The requirement is made necessary as a result of the adoption of SFAS 143 by the Corporation. The Corporation has complied with the requirement of SAB 106.

High Point Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2004
g)	Balance sheets

The adjustments using U.S. GAAP would result in the following changes to the consolidated balance sheets of the Corporation:

	2004		2003		2002
			Cdn.	U.S.	Cdn.	U.S.
	Cdn.	U.S.	GAAP	GAAP	GAAP	GAAP
	GAAP	GAAP	$	$	$	$
	$	$	(Restated)	(Restated)	(Restated)	(Restated)
Assets
Current assets (b)	10,630	11,589	10,589	10,589	6,418	6,418
Property and equipment (a)(f)	168,059	137,774	126,635	114,191	46,053	40,561
Goodwill	14,674	14,674	14,589	14,589	—	—

	193,363	164,037	151,813	139,369	52,471	46,979

Liabilities
Current liabilities	72,634	72,634	50,595	50,595	14,240	14,240
Convertible debentures	—	—	2,918	2,918	2,844	2,844
Future income taxes (a)(b)(f)	30,631	20,323	29,836	25,106	10,780	8,797
Future site restoration	—	—	—	—	—	591
Asset retirement obligations (f)	1,793	1,793	1,521	1,521	868	—

	105,058	94,750	84,870	80,140	28,732	26,472

Shareholders’ equity
Shareholders’ equity (c)	91,152	90,197	73,186	73,186	31,626	31,626
Common stock conversion rights	—	—	224	224	224	224
Contributed surplus	1,560	1,560	—	—	—	—
Deficit (c)	(4,407)	(22,470)	(6,467)	(14,181)	(8,111)	(11,343)

	88,305	69,287	66,943	59,229	23,739	20,507

	193,363	164,037	151,813	139,369	52,471	46,979

High Point Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2004
h)	Income statements

The adjustments using U.S. GAAP would result in the following changes to the consolidated statement of earnings of the Corporation:

		2003	2002
	2004	$	$
	$	(Restated)	(Restated)
Net earnings under Canadian GAAP	3,016	1,644	(7,048)
Adjustments
Depletion arising from ceiling test (a)	(17,842)	(7,367)	(3,583)
Related income taxes	5,901	2,748	1,365
Implementation of ARO for Canadian GAAP (f)	—	—	(138)
Unrealized gain on financial instruments (b)	959	—	—
Related income taxes	(322)	—	—

Net earnings before undernoted items under U.S. GAAP	(8,288)	(2,975)	(9,404)
Cumulative effect of change in accounting principle — FAS #143 (f)	—	138	—
Retroactive application of change in accounting policy (note 9)	955	—	—

Net earnings under U.S. GAAP	(7,333)	(2,837)	(9,404)

Net earnings per share before undernoted items under U.S. GAAP
Basic	(0.11)	(0.05)	(0.35)
Diluted	(0.11)	(0.05)	(0.35)

Net earnings per share relating to change in accounting principle
Basic	0.01	—	—
Diluted	0.01	—	—

Net earnings (loss) per share under U.S. GAAP Basic	(0.10)	(0.05)	(0.35)
Diluted	(0.10)	(0.05)	(0.35)

High Point Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2004
i)	Additional disclosure under U.S. GAAP

	2004	2003	2002
	$	$	$
Components of accounts receivable
Trade	5,365	7,407	3,311
Accruals	4,586	298	90
Allowance for doubtful accounts	—	—	—

	9,951	7,705	3,401

Components of prepaid expense
Prepaid expenses	553	628	698
Funds on deposit	126	107	162

	679	735	860

Components of accounts payable
Accounts payable	15,922	17,852	13,373
Accrued liabilities	6,581	2,743	868

	22,503	20,595	14,241

j)	Cash flows

Under Canadian GAAP, reporting entities are permitted to present a sub-total prior to changes in non-cash working capital within operating activities. This information is perceived to be useful information for various users of the financial statements and is commonly presented by Canadian public companies. Under U.S. GAAP, this sub-total is not permitted to be shown and would be removed in the statements of cash flows for all periods presented.

High Point Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2004
15	New Accounting Pronouncements

The following standards issued by the FASB do not impact us at this time:
a)	In December 2004, FASB issued statement 123R “Share Based Payments” that establishes the standards for the accounting for transactions in which an entity exchanges its equity for goods or services. The statement focused primarily on the accounting for transactions in which an entity obtains employee services in exchange for share-based consideration. The statement establishes a standard to account for such transactions using a fair-value-based method. The effective date for implementation of this standard would be the first interim or annual period beginning on or after December 15, 2005 for transactions entered into on or after the effective date. Management has not yet assessed the impact if any, of this standard on its consolidated financial statements.

b)	In December 2004, SFAS issued statement No. 153 “Exchanges for Non-monetary Assets — an amendment of APB Opinion No. 29. The statement eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary exchanges that do not have commercial substance. A non-monetary exchange is defined as having commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Management does not expect this statement to have a material impact on this consolidated financial statements

The Corporation will continue to assess the applicability of these standards in the future.